REUTERS GROUP PLC

RULES OF

THE REUTERS GROUP PLC LONG-TERM INCENTIVE PLAN 1997

Date approved at EGM	:	16 December 1997

Date adopted by Board of Directors	:	12 December 1997

Amended by Remuneration Committee	:	19 July 1999

Further amended by Remuneration Committee	:	5 December 2000

1.	DEFINITIONS

In these Rules:-

1.1	The following words and expressions shall have the following meanings:-

“Act”	means the Income and Corporation Taxes Act 1988.

“ADR”	means an American Depositary Receipt representing one or more ADSs.

“ADS”	means an American Depositary Share representing six Shares (or such other number of Shares as are comprised in an ADS from time to time).

“Close Period”	means any period during which the directors of the Company are prohibited by:

(a)	the London Stock Exchange Model Code for Securities Transactions by Directors of Listed Companies; or

(b)	the Company’s own code on share transactions

from dealing in Shares.

“Company”	means Reuters Group PLC.

“Comparator Group”	means the companies comprising the FTSE 100 Share Index (including for the avoidance of doubt the Company) on the first day of the relevant Measurement Period on which the London Stock Exchange is open for trading.

“Confirmation of Entitlement”	means a letter in, or substantially in, the form of Schedule 4 to these Rules.

“Control”	shall have the meaning given by Section 840 of the Act (and “Controlled” shall be construed accordingly).

“Crystallisation”	means the determination (subject to Rule 8) of the entitlement of a Participant under any Share Rights in accordance with Rule 7; and “Crystallise” and “Crystallised” shall be construed accordingly.

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“Crystallisation Date”	means, in relation to any Share Rights, the first day following the end of the Measurement Period for those Share Rights.

“Date of Grant”	means in respect of any Share Rights the date on which the Trustees exercise their discretion under Rule 4.1.

“Deferral Notice”	means a notice in, or substantially in, the form of Schedule 5 to these Rules.

“Depositary”	means Morgan Guaranty Trust Company of New York as depositary of the Company’s American Depositary Receipt programme, or any substitute depositary appointed by the Company from time to time.

“Executive”	means any executive employed by a Group Company.

“Fair Market Value”	means the closing price of Shares in pounds sterling on the business day immediately preceding the date appearing on the relevant Notice of Exercise as shown on the “Daily Briefing” screen on the Company’s VTX system, and in the case of ADS converted into US dollars at the pound sterling/US dollar spot rate of exchange for the relevant day as shown in the “Currency Trading” section of the Wall Street Journal.

“Group”	means the group of companies comprising the Company and its Subsidiaries.

“Group Company”	means a Company which is a member of the Group.

“Letter of Grant”	means a letter in, or substantially in, the form of Schedule 1 to these Rules.

“Linked Share Award”	means a Share Right to acquire Shares combined with a Parallel Bonus which shall comprise:

(a)	a right to acquire a specified number of Shares at an exercise price per Share which is not less than the Open Market Value of a Share on the Date of Grant of that Linked Share Award; and

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(b)	a Parallel Bonus the maximum potential value of which is equal to the Open Market Value of a Share on the Date of Grant of the Linked Share Award multiplied by the number of Shares comprised in the Share Right of which that Parallel Bonus is a part and which shall together constitute a Share Right subject to the Rules.

“Measurement Period”	means in respect of any Share Rights the period beginning on 1 January in the year of grant of such Share Rights and ending on 31 December in the year preceding the third, fourth or fifth anniversary of the date of such grant as determined in accordance with Rule 7.

“Notice of Exercise”	means a notice of exercise of Share Rights set out on the reverse of each Share Rights Certificate.

“Open Market Value”	means on any day the middle market quotation of a Share as derived from the Daily Official List of the London Stock Exchange for the dealing day immediately preceding that day.

“Parallel Bonus”	means a cash bonus forming part of a Linked Share Award which will only be payable if and to the extent that the Share Right to which it is linked is exercised and which will lapse and be forfeited to the extent that the Share Right of which it forms part lapses.

“Participant”	means any individual who has been granted Share Rights which have not lapsed or been Released or been fully exercised.

“Plan”	means the Reuters Long-Term Incentive Plan as constituted by these Rules.

“Release”	means the release of any Share Rights to a Participant by the Trustees as a result of satisfaction of the requirements of Rule 7 and Rule 8 (or, as the case may be, Rule 10) such that the Participant becomes entitled absolutely to receive his entitlement pursuant to such Share Rights and “Released” shall be construed accordingly.

“Release Date”	means in relation to any Share Rights the date of Release being the first date on which a Share

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Right may be exercised provided that if such date falls within a Close Period, the Release Date shall be the day following the end of such Close Period.

“Remuneration Committee”	means the remuneration committee of the Board of Directors of the Company.

“Rules”	means these Rules (including any amendments made in accordance with Rule 2).

“Share Award”	means a right subject to these Rules to acquire Shares only.

“Share Rights”	means the right to acquire, subject to the performance conditions in Rules 7.3, 7.4 and 7.5, either:

(a)	Shares from the Trustees pursuant to a Share Award; or

(b)	Shares and a Parallel Bonus from the Trustees pursuant to a Linked Share Award.

“Share Rights Certificate”	means a certificate in, or substantially in, the form of Schedule 2 to these Rules in respect of a Share Award or Schedule 2A in respect of a Linked Share Award.

“Shares”	means fully paid ordinary shares of 25p each in the capital of the Company for the time being.

“Stamp Duty Reserve Tax” or “SDRT”	means an ad valorem stamp duty (or any successor tax) at the applicable rate from time to time (currently 1.5%), imposed on the transfer of ordinary shares to an agent of a depositary, pursuant to which such depositary issues depositary receipts such as ADRs. For the purpose of this Plan, SDRT shall be calculated by reference to Fair Market Value of the relevant Shares.

“Subsidiary”	means a subsidiary as defined in Section 736 of the Companies Act 1985 (as amended).

“Trust”	means the Reuters Employee Share Ownership Trust No I or the Reuters Employee Share Ownership Trust No II, as the case may be.

“Trustees”	means the trustees of the relevant Trust.

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1.2	Words or expressions defined in the Act and in the Companies Acts 1985 and 1989 shall bear the same meanings in these Rules.

1.3	Where the context so admits or requires words importing the singular shall include the plural and vice versa and words importing the masculine shall include the feminine.

1.4	Any reference to a statutory provision shall be deemed to include that provision as the same may from time to time be amended or re-enacted and any statutory instrument pursuant thereto.

2.	SCOPE AND INTERPRETATION OF RULES

2.1	These Rules govern the grant, Crystallisation, Release and exercise of Share Rights under the Plan.

2.2	In addition to the power conferred on them by Rule 7.6 the Remuneration Committee shall have the power from time to time to make and amend such regulations for the implementation and administration of the Plan as it thinks fit and to make any amendments to these Rules provided that

2.2.1	no such amendment which would have the effect of altering adversely any of the existing rights of Participants shall be made unless the Company shall have invited every such Participant to give an indication as to whether or not he approves of the amendment and the amendment is approved by all of those Participants who have given such an indication; and

2.2.2	the provisions of the Plan relating to:

(i)	the persons to whom Share Rights may be granted under the Plan;

(ii)	limits on the number or amount of the Shares available for the Plan;

(iii)	the maximum entitlement of any one Participant; and

(iv)	the basis for determining a Participant’s entitlement to, and the terms of, Share Rights to be provided and for the adjustment thereof (if any) in the event of any variation of capital:

cannot be altered to the advantage of Participants without the prior approval of shareholders of the Company in general meeting (except for minor amendments to benefit the administration of the Plan, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for Participants in the Plan or for the Company or any Group Company).

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2.3	Notwithstanding anything to the contrary in the Rules, Share Rights may be granted (i) to an individual who does not fall within Rule 3, (ii) of amounts which exceed those set out in Rule 5 and/or (iii) on terms which are different from those set out in the Rules if:

2.3.1	the grant of Share Rights to that individual is to facilitate, in unusual circumstances, his recruitment or retention; and

2.3.2	the prior approval of the UK Listing Authority to the grant of the Share Rights is obtained.

Where a grant of Share Rights is made in these circumstances, the Remuneration Committee shall procure that full disclosure is made in accordance with paragraph 13.13A(b) of the Listing Rules of the matters referred to in that paragraph.(1)

2.4	Any matter relating to the Plan not included in these Rules and any interpretation of the meaning of these Rules shall be determined by the Remuneration Committee whose decision in this respect shall be final and conclusive.

3.	ELIGIBILITY

3.1	Members of the Executive Committee of the Company, and other full-time senior Executives recommended by the Chief Executive of the Company and approved by the Remuneration Committee, shall be eligible to receive Share Rights.

3.2	To receive any Share Rights an Executive must be eligible in accordance with Rule 3.1 on or before 30 June in the year in which such Share Rights are granted.

4.	GRANT OF SHARE RIGHTS

4.1	Share Rights shall be granted in such manner of such type (being either a Share Award or a Linked Share Award) and to such Executives as the Trustees in their absolute discretion think fit, but in exercising this discretion, the Trustees shall have regard to the recommendations of the Remuneration Committee as specified in Rule 4.3.

4.2	The Chief Executive of the Company (or, in the case of a proposed grant to the Chief Executive, the Chairman of the Company) shall propose to the Remuneration Committee those Executives to whom he suggests Share Rights should be granted and whether such Share Rights shall comprise a Share Award or a Linked Share Award.

4.3	The Remuneration Committee shall recommend to the Trustees that the Trustees grant Share Rights (being either a Share Award or a Linked Share

(1)	Rule 2.3 was inserted by a resolution of the Remuneration Committee passed on 5 December 2000.

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Award) to such of the Executives proposed under Rule 4.2 as the Remuneration Committee in its absolute discretion thinks fit.

4.4	When granting Share Rights, the Trustees shall have regard to the recommendations of the Remuneration Committee, provided that no Share Rights shall be granted during:

4.4.1	a Close Period; or

4.4.2	a period when dealing in Shares, options or rights over Shares is prohibited by statute, order or regulation in the jurisdiction in which an Executive to whom any Share Rights are proposed to be granted resides.

4.5	As soon as practicable after the Trustees have granted any Share Rights the Trustees shall instruct the Company to send to each Executive to whom such Share Rights have been granted:

4.5.1	a Letter of Grant in the form of Schedule 1; and

4.5.2	a Share Rights Certificate in the form of Schedule 2 or 2A (as the case may be).

5.	CALCULATION OF SHARE RIGHTS

5.1	Any Share Rights granted shall comprise a Share Award or a Linked Share Award (as specified at the Date of Grant) the value of which, subject to the rest of this Rule 5.1, shall be equal to up to 100% of the Participant’s basic annual salary at the Date of Grant of the Share Rights as computed in accordance with Rule 5.2 or 5.3 as the case may be. If the Trustees are, in any year, prevented from granting Share Rights to a Participant by reason of Rule 4.4, then the Trustees may in any subsequent year grant that Participant additional Share Rights the value of which shall be equal to 100% of the Participant’s basic annual salary on the date on which the Trustees would otherwise have granted the Share Rights to the Participant but for Rule 4.4 as computed in accordance with Rule 5.2.(2)

5.2	In respect of a Share Award the number of Shares to which a Participant may become entitled under any Share Rights granted to him shall be calculated by dividing the value of those Share Rights (determined in accordance with Rule 5.1) by the average value of a Share during the preceding calendar year (determined by reference to the daily closing price of Shares during such year, adjusted appropriately to reflect any capital changes during that year).

5.3	In respect of a Linked Share Award:

5.3.1	the number of Shares subject thereto shall be calculated in accordance with Rule 5.2 as if that element of the Linked Share Award were a

(2)	Rule 5.1 was amended by a resolution of the Remuneration Committee passed on 19 July 1999.

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Share Award the exercise price per Share payable on exercise of such element in whole or in part being the Open Market Value of a Share on the Date of Grant of that Linked Share Award; and

5.3.2	the Parallel Bonus shall be the number of Shares calculated under Rule 5.3.1 above multiplied by the Open Market Value of a Share on the Date of Grant of that Linked Share Award.

6.	RESTRICTIONS ON TRANSFER OF SHARE RIGHTS

6.1	Share Rights shall be personal to a Participant and neither any Share Rights nor any rights under any Share Rights may be transferred, assigned, pledged, charged or otherwise disposed of by a Participant to any person other than to his personal representatives in the event of his death (in which case the provisions of Rule 8.4 shall apply).

6.2	If a Participant transfers or attempts to transfer any Share Rights or any rights under any Share Rights in breach of Rule 6.1, the Share Rights concerned shall lapse forthwith.

7.	CRYSTALLISATION

7.1	For the purposes of this Rule 7, Total Shareholder Return (“TSR”) in respect of each member of the Comparator Group shall be calculated as follows:

7.1.1	on the first day of the Measurement Period an average shall be taken of the daily closing prices of the relevant company’s shares during the calendar year preceding the year in which the Share Rights are granted and such amount shall be deemed a cash outflow;

7.1.2	on the last day of the Measurement Period an average shall be taken of the daily closing prices of the relevant company’s shares during the calendar year ending on that date and such amount shall be deemed a cash inflow;

7.1.3	gross dividends paid by the relevant company during the Measurement Period shall be deemed a cash inflow on the last day of the month during which the relevant company’s shares go ex-dividend;

7.1.4	an adjustment shall be made for any stock split, scrip issue or rights issue occurring during the Measurement Period with the exercise of rights deemed a cash outflow;

7.1.5	an appropriate adjustment shall be made for any merger, takeover or other change in capital so as to preserve the original notional investment;

7.1.6	the TSR shall be the internal rate of return calculated from the amounts determined in accordance with Rules 7.1.1 to 7.1.5.

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7.2	As soon as practicable following the Measurement Period ending on 31 December in the year preceding the third anniversary of the date of grant of any Share Rights, the TSR of each member of the Comparator Group shall be listed in order so that the member of the Comparator Group having the highest TSR is placed at the top of the list.

7.3	If the list referred to in Rule 7.2 indicates that the TSR of the Company is equal to or greater than the TSR of the company which is placed seventy-fifth from the bottom (twenty-sixth from the top) on such list, the Participant shall become entitled on exercise of the Share Rights in accordance with these Rules:

7.3.1	to acquire all the Shares comprised in the Share Rights granted by way of a Share Award; or

7.3.2	to acquire all the Shares and the maximum Parallel Bonus comprised in the Share Rights granted by way of a Linked Share Award.

7.4	If the list referred to in Rule 7.2 indicates that the TSR of the Company is equal to or less than the TSR of the company which is placed thirty-fifth from the bottom (sixty-sixth from the top) on such list the Participant shall not become entitled to acquire any of the Shares or (as the case may be) Shares and Parallel Bonus comprised in the Share Rights.

7.5	If neither Rule 7.3 nor Rule 7.4 applies, the number of Shares and the quantum of any Parallel Bonus (as appropriate) which the Participant shall be entitled to acquire pursuant to an exercise of his Share Rights shall be determined by the Company and notified to the Trustees, and will increase by 2 1/2 per cent per position on a straight line basis between the points indicated in Rule 7.3 and Rule 7.4 (unless the Participant seeks deferral of Crystallisation in accordance with Rule 7.7 or Rule 7.9).

7.6	The Remuneration Committee may from time to time in their discretion vary the performance criteria and/or the basis of calculation of TSR in relation to determining the number of Shares and the quantum of any Parallel Bonus (as appropriate) which a Participant is entitled to acquire pursuant to an exercise of any Share Rights granted after the exercise of such discretion PROVIDED THAT:

7.6.1	any such variations will not, in the opinion of the Remuneration Committee, be materially more favourable to the Participants; and

7.6.2	any such variation will be disclosed in the Company’s annual report and accounts for the year in which Share Rights to which such variation relates are first granted.

7.7	Promptly following the preparation of the list referred to in Rule 7.2, the Company will send a copy of such list to each Participant. If a Participant has not become entitled to the full entitlement under his Share Rights in accordance with Rule 7.3, the Company will enclose with the list a letter in or

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substantially in the form of Schedule 3 accompanied by a draft Deferral Notice in the form of Schedule 5. The Participant may, within 30 days of receiving the list, letter and draft Deferral Notice, seek deferral of Crystallisation by completing and submitting the Deferral Notice. Deferral of Crystallisation is subject to the approval of the Trustees, taking account of any recommendation made by the Remuneration Committee, upon receipt of the completed Deferral Notice from the Participant.

7.8	Where a request for deferral of Crystallisation has been approved by the Trustees, the Company will prepare a list equivalent to the list referred to in Rule 7.2 in respect of a Measurement Period ending on 31 December in the year preceding the fourth anniversary of the Date of Grant of such Share Rights, and the number of Shares and the quantum of any Parallel Bonus (as appropriate) which the Participant is entitled to acquire pursuant to an exercise of the relevant Share Rights shall be determined in accordance with Rules 7.3, 7.4 and 7.5.

7.9	Where Rule 7.8 applies, if a Participant does not become entitled to the full entitlement under his Share Rights in accordance with Rule 7.3, the Company will enclose with the list referred to in Rule 7.8 a draft Deferral Notice in or substantially in the form of Schedule 5. The Participant may seek a further deferral of Crystallisation in accordance with Rule 7.7. If such request for deferral is approved by the Trustees (taking account of any recommendation of the Remuneration Committee), the Company will prepare a list equivalent to the list referred to in Rule 7.2 in respect of a Measurement Period ending on 31 December in the year preceding the fifth anniversary of the date of grant of such Share Rights. The number of Shares and the quantum of any Parallel Bonus (as appropriate) which the Participant is entitled to acquire pursuant to an exercise of the relevant Share Rights shall be determined in accordance with Rules 7.3, 7.4 and 7.5.

7.10	As soon as practicable after the Crystallisation Date of any Share Rights, and following the expiry of the 30 day period for the serving of a Deferral Notice under Rule 7.7, the Trustees shall send the Participant a Confirmation of Entitlement in the form of Schedule 4 informing the Participant of the maximum number of Shares and the quantum of any Parallel Bonus (as appropriate) which the Participant may acquire on exercise of the Share Rights. Such Confirmation of Entitlement will also specify the Release Date applicable to the Share Rights concerned.

7.11	No fraction of a Share shall be included in any Share Rights which have Crystallised and any fraction of a Share which, but for the provisions of this Rule 7.11, would be included in any Crystallised Share Rights shall be excluded from the relevant Share Rights. In the event that the quantum of any Parallel Bonus is not a whole number of pounds it shall be rounded down to the nearest whole pound.

7.12	For the avoidance of doubt, when computing the TSR of the Company the references to daily closing prices and to dividends and the like shall, as the context requires, be deemed to be references to the closing prices and

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dividends and the like of Reuters Holdings PLC or to the Company and Reuters Holdings PLC on an aggregated basis having regard to the Measurement Period or calendar year in question.

8.	RELEASE OF SHARE RIGHTS

8.1	Share Rights shall be Released to Participants in accordance with the provisions of this Rule 8.

8.2	The Remuneration Committee may impose restrictions on the Release of Share Rights at its discretion.

8.3	A Participant shall not be entitled to Release of any Share Rights:-

8.3.1	subject to Rule 8.4, Rule 8.5 and Rule 10, before the fifth anniversary of the beginning of the relevant Measurement Period (or the sixth such anniversary if the relevant Measurement Period has been extended by operation of Rule 7.9); and

8.3.2	unless all restrictions placed on the Release of any Share Rights pursuant to the Remuneration Committee’s discretion have been satisfied.

8.4	If a Participant dies during the period between the date of grant of any Share Rights and the Release of such Share Rights, upon a recommendation of the Remuneration Committee, the Trustees may in their absolute discretion allow the immediate Release of any Share Rights which have Crystallised at the date of such Participant’s death and in addition consider the immediate Release of any Share Rights which have not Crystallised, in whole or in part, taking into account the length of the period since the Date of Grant and the level of performance by the Company during such period. To the extent that the discretion is not exercised the Share Rights (including the appropriate portion of any Parallel Bonus) will lapse. If the Trustees exercise their discretion so as to Release any Share Rights (whether Crystallised or not) in accordance with this Rule 8.4, such Share Rights to the extent Released may be exercised at any time up to 12 months after the date of the Participant’s death and any Share Rights not so Released (including any part of the Parallel Bonus comprised therein) shall lapse and be forfeited. Any exercisable Share Rights (including any Parallel Bonus comprised therein) not exercised within that time shall lapse and be forfeited.

8.5	If a Participant ceases to be employed by a Group Company as a result of retirement, redundancy, illness, injury, disability, dismissal (other than for dishonesty or gross misconduct) or resignation (subject to any special terms agreed between the Trustees, upon the recommendation of the Remuneration Committee, and the relevant Participant), any Share Rights (including any Parallel Bonus comprised therein) of such Participant which have not Crystallised at the date of such cessation of employment shall not Crystallise unless upon a recommendation of the Remuneration Committee made within six months of the date of such cessation, the Trustees determine otherwise (for

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which purpose they shall take into account the circumstances of such cessation of employment).

8.6	Where a Participant is dismissed for dishonesty or gross misconduct all Share Rights (including any Parallel Bonus comprised therein) of such Participant shall (to the extent they have not been Released and exercised) lapse forthwith. For the purposes of this Rule 8.6, a statement by the Remuneration Committee that a Participant has been dismissed for dishonesty or gross misconduct shall be conclusive.

8.7	If the provisions of Rule 8.4 or Rule 10 would otherwise have the effect that a Participant or the personal representatives of a Participant would be entitled to exercise any Share Rights after the expiry of the period of seven years less one day from the first day of the Measurement Period relevant to those Share Rights then such exercise period shall terminate on the day before the seventh anniversary of the relevant Measurement Period. Any Share Rights (including any Parallel Bonus comprised therein) which have Crystallised but have not been exercised in whole or in part, or have not otherwise lapsed, on or prior to the day before the seventh anniversary of the first day of the Measurement Period relevant to those Share Rights shall lapse and be forfeited following that day.

9.	EXERCISE OF SHARE RIGHTS AND TRANSFER OF SHARES

9.1	A Participant shall be entitled to exercise any Share Rights at any time during the period commencing on the Release Date of those Share Rights (as specified in the Confirmation of Entitlement relating to those Share Rights) and ending on the day preceding the seventh anniversary of the beginning of the Measurement Period applicable to those Share Rights, subject to:

9.1.1	the provisions of Rules 8 and 10;

9.1.2	the provisions of the Model Code for Securities Transactions issued by the Council of the Stock Exchange and the Company’s own code on share transactions; and

9.1.3	the Memorandum and Articles of Association of the Company.

9.2	Share Rights shall be exercisable in whole or in part during the period specified in Rule 9.1 by the Participant delivering his Share Rights Certificate, with the Notice of Exercise thereon duly completed, his Confirmation of Entitlement and;

9.2.1	a cheque for £1 in the case of a Share Award; or

9.2.2	in the case of a Linked Share Award a cheque (subject to Rule 9.3.3) for an amount equal to the number of Shares comprised in the Share Rights in respect of which he wishes to exercise that Share Right multiplied by the exercise price per Share specified in the Confirmation of Entitlement of that Linked Share Award

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to the Employee Share Schemes Administration Department of the Company, 85 Fleet Street, London EC4P 4AJ, specifying the number of Shares in respect of which the Share Rights are exercised, provided that no partial exercise of any Share Rights shall be permitted in respect of less than 100 Shares. The date of receipt by the Employee Share Schemes Administration Department of all such documents and cheque shall be the date on which the Share Rights are deemed to be exercised.

9.3.1	Any Shares to be transferred to a Participant following the exercise of any Share Rights shall (subject to Rule 9.8) be transferred to the relevant Participant as soon as practicable after the exercise of the relevant Share Rights. All expenses (including Stamp Duty Reserve Tax) which arise or result from the exercise of any Share Rights shall be the responsibility of the Participant. The amount payable by the Participant on exercise of Share Rights pursuant to Rule 9.2 will be applied in part in paying the stamp duty payable on the transfer of Shares from the Trust to the Participant.

9.3.2	On the exercise of Share Rights under a Linked Share Award an amount of cash equivalent to the number of Shares in respect of which the Share Right is then exercised multiplied by the exercise price per Share attributable to that Share Right shall be immediately payable (subject to all statutory deductions) by the Trustees to the Participant in respect of his Parallel Bonus.

9.3.3	A Participant may rather than receiving actual payment of a Parallel Bonus in accordance with Rule 9.3.2. elect and authorise the Trustees to apply the net amount of the same as part payment of the exercise price due under Rule 9.2 on exercise of the Share Rights and if such an election is made a Share Right will be deemed to have been duly exercised for the purposes of Rule 9.2 on receipt of such a written election together with a cheque for the balance of the exercise price required in respect of the number of Shares in respect of which the Share Right is being exercised.

9.3.4	For the avoidance of any doubt, in the case of a Linked Share Award a Parallel Bonus will only become payable if and to the extent that the Share Right under that Linked Share Award is exercised in accordance with Rule 9.2 and then only to that extent and in no circumstances will a Parallel Bonus or part thereof become payable without an exercise of the Share Rights or similar part thereof in accordance with Rule 9.2.

9.4	Any Participant may elect at the time of any exercise of Share Rights to receive ADSs instead of Shares pursuant to such exercise by completing and sending to the Company’s Employee Share Schemes Administration Department the Notice of Election on his Share Rights Certificate. If a Participant makes such an election, the Notice of Election must be accompanied by a US Dollar denominated cheque made payable to Reuters Limited for a sum equal to the Stamp Duty Reserve Tax on the Shares in respect of which the election to receive ADSs is made. If no such cheque is received by the Employee Share Schemes Administration Department with the

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completed Notice of Election, the election to receive ADSs will be treated as invalid.

9.5	Following the exercise of any Share Rights accompanied by a valid election by the Participant concerned to receive ADSs instead of Shares, the Trustees will subject to Rule 9.8 deposit the number of Shares in respect of which the election has been made with the Depositary and will procure the issue to the Participant of an ADR in respect of the ADSs issued pursuant to such deposit.

9.6	No fraction of an ADS will be issued to a Participant who elects to receive ADSs pursuant to Rule 9.4. If the number of Shares in respect of which any Share Rights are exercised, and a valid election to receive ADSs is made, is not an integral multiple of six (or such other number of Shares as are comprised in one ADS from time to time), any excess Shares shall be retained by the Trustees for the benefit of the Trust.

9.7	In any case where a Participant exercises any Share Rights in part, the Trustees will procure the Company to send the Participant concerned a new Share Rights Certificate showing the balance of the Share Rights (including the balance of any Parallel Bonus (as appropriate)) which remain unexercised.

9.8	If, in respect of any Participant, the Trustees or the employing company of that Participant shall be required by the law of any jurisdiction to deduct or withhold any amounts in respect of tax and/or social security and/or employees’ National Insurance contributions in respect of or on account of that Participant’s liability for the same by reason of the Share Rights granted to him, (whether any such requirement arises at the date of grant of the Share Rights or at the date of exercise of the Share Rights or at some other date), or if the Participant shall be liable personally to account for tax and/or social security and/or employee’s National Insurance contributions in respect of the Share Rights prior to the date of exercise of the same, or at a time when the Shares may not be sold by such Participant, then in any such case as specified by the Participant either:

9.8.1	the Participant shall grant to the Trustees the irrevocable authority, as agent of the Participant and on his behalf, to sell and/or to retain and sell subsequently such number of Shares subject to the Share Rights as is sufficient to realise net proceeds to enable them, the relevant employing company or the Participant (as the case may be) to account for such amount of tax and/or social security and/or employee’s National Insurance contributions and, in such circumstances, the number of Shares transferred to that Participant upon exercise of the Share Rights shall be a transfer of the number of Shares which would, but for this provision, have been transferred on exercise of the Share Rights less the number of such Shares as have been realised by the Trustees as mentioned above; or

9.8.2	the Participant shall pay to the Trustees or the relevant employing company in pounds sterling (whether by cheque or by banker’s draft) the amount necessary to satisfy such liabilities.

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9.9	For the avoidance of doubt:

9.9.1	where in relation to Rule 9.8 the liability to deduct or withhold falls on the employing company of the Participant or on the Participant, and the Participant opts in accordance with Rule 9.8.1 the Trustees shall account to such employing company or the Participant (as the case may be) with the net proceeds of sale of the Shares or an amount equivalent thereto in order to enable such liabilities to be settled and if, following such sale, there shall be any balance of the proceeds of sale not required to meet such liabilities, such balance shall be paid by the Trustees to the Participant for his own use and benefit absolutely notwithstanding that the Share Rights may not yet have Crystallised under the Rules of the Plan.

9.9.2	If the Participant on exercising a Share Right fails to specify either 9.8.1 or 9.8.2, or if having specified 9.8.2 he fails to make the required payment within 15 days of the date of that exercise he shall be deemed for all purposes to have given an irrevocable authority within 9.8.1.

9.10	Any transfer of Shares following the exercise of any Share Rights shall be subject to such consent, if any, of HM Treasury of the United Kingdom or other authorities, whether of the United Kingdom or elsewhere, as may from time to time be required and it shall be the responsibility of the Participant to comply with the requirements of, or to obtain or obviate the necessity for, such consents.

10.	CHANGE OF CONTROL, RECONSTRUCTION AND WINDING-UP OF THE COMPANY

10.1	If under Section 425 of the Companies Act 1985 the Court sanctions a compromise or arrangement proposed for the purposes of or in connection with a scheme for the reconstruction of the Company or its amalgamation with any other company, (subject to Rule 10.4) no Share Rights which have not Crystallised shall Crystallise thereafter and all outstanding Share Rights which have Crystallised at that date shall be Released and may be exercised within six months of the Court sanctioning the compromise or arrangement and, if not so exercised, shall lapse and be forfeited.

10.2	If in consequence of any general offer made to the holders of Shares or otherwise any person obtains Control of the Company the Remuneration Committee shall as soon as practicable thereafter notify every Participant accordingly and all Share Rights which have Crystallised at the date such Control is obtained shall be Released and may be exercised within six months after such Control has been obtained. To the extent that it has not been exercised, any Share Rights shall lapse and be forfeited on the expiry of such period, provided that if during such period any person becomes entitled or bound to acquire Shares in the Company under sections 428 to 430F of the Companies Act 1985 and gives notice to any holders of Shares that he intends to exercise such rights, all Share Rights shall lapse and be forfeited to the

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extent that they have not been exercised on the date on which such notice is given. For the purpose of this paragraph, Control shall include the obtaining of control by a person and others acting in concert with him.

10.3	If a resolution for the voluntary winding-up of the Company is passed all outstanding Share Rights which have Crystallised at the date the resolution is passed shall be Released and may be exercised within 90 days after the commencement of the winding up. Any Share Rights so exercised shall be treated as if they had been exercised immediately before the commencement of the winding up. Subject thereto, all Share Rights shall lapse and be forfeited upon the commencement of the winding up of the Company.

10.4	If any of the events in Rules 10.1, 10.2 or 10.3 occurs the Trustees (upon recommendation of the Remuneration Committee) shall be entitled in their absolute discretion to consider immediate Crystallisation and Release of any Share Rights that have not Crystallised to Participants who have agreed to such Crystallisation and Release taking into account the length of the period since the date of grant of such Share Rights and the performance of the Company during such period and any such Share Rights not so Crystallised and Released shall lapse and be forfeited.

10.5	Before Release of any Share Rights to a Participant under this Rule 10 the Trustees may in their absolute discretion sell the Shares which the Trustees are holding against the exercise of those Share Rights and pay:

10.5.1	in the case of a Share Award the proceeds of sale to the Participant (subject to all statutory deductions);

10.5.2	in the case of a Linked Share Award the difference between the proceeds of sale and the aggregate exercise price under such Share Rights plus the Parallel Bonus comprised in those Share Rights to the Participant (subject to all statutory deductions)

in either case on the date on which such Shares would otherwise have been Released in satisfaction of those Share Rights.

10.6.1	If there is a change in Control of the Company (whether under a general offer or not) or if, under section 425 of the Companies Act 1985, the Court sanctions a compromise or arrangement for the purposes of or in connection with a scheme for the reconstruction of the Company or its amalgamation with any other company and, in either case, the Trustees have exchanged Shares in the Trust in consideration for shares (“New Shares”) in another company (“the New Company”) (or in consideration for part New Shares and part cash) the Trustees (upon recommendation of the Chief Executive) may determine at their absolute discretion that Rules 10.1 and 10.4 do not apply where Share Rights have not Crystallised or where such Share Rights have Crystallised but have not been Released and/or exercised at the date Control changes or the date of the Order (as the case may be). Where such discretion has been exercised the Trustees shall grant new Share Rights (“New Rights”) in

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consideration for the release of existing Share Rights (“Old Rights”) by such Participants as follows.

Each Participant will be granted New Rights over New Shares proportionate to the number of Shares subject to his Old Rights such that the ratio of such New Shares to Shares will, subject to the proviso contained in this Rule 10.6.1 be the same as the ratio of Shares to New Shares exchanged by the Trustees (“the Roll-Over Ratio”), provided always that if the Trustees receive a mixture of New Shares and cash in consideration for Shares, the Trustees shall purchase further shares in the New Company with such cash, such additional shares purchased being treated as New Shares for the purposes of calculating the Roll-Over Ratio and a corresponding adjustment shall be made to the number of New Shares comprised in a grant of New Rights.

10.6.2.	Where the Trustees have made a determination in accordance with Rule 10.6.1 Participants who have subsisting and unexercised Share Rights (whether or not those Share Rights have Crystallised or been Released) shall be deemed to have consented to such release and re-grant and their Share Rights Certificate shall be construed and take effect as though it refers to the appropriate number of New Shares in the Roll-Over Ratio as a result of the change in Control or (as the case may) be the Court sanctioning the compromise or arrangement.

10.6.3.	The Trustees shall take such steps as they consider necessary to notify Participants of any adjustment made under this Rule 10.6 and, if they so determine, shall call in, cancel, endorse, issue or reissue any Share Rights Certificate consequent on such adjustment.

11.	VARIATION OF CAPITAL

In the event of any variation of the Company’s capital the Trustees (upon recommendation of the Remuneration Committee) may make such adjustment to outstanding Share Rights as they may determine to be appropriate.

12.	ADMINISTRATION OF THE PLAN

12.1	Participants shall not be entitled to:

12.1.1	receive copies of accounts, circulars or notices sent to holders of Shares;

12.1.2	exercise voting rights; or

12.1.3	receive dividends

in respect of Shares or ADSs subject to the Plan which have not been transferred to such Participants in accordance with these Rules.

12.2	The provisions of the Company’s Articles of Association for the time being with regard to the service of notices on persons holding Shares shall apply

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mutatis mutandis to any notice to be given under the Plan to or by a Participant.

12.3	Nothing in this Plan nor in any instrument executed pursuant hereto shall confer upon any person any right to continue in the employ of any Group Company nor affect the right of any Group Company to terminate the employment of any person nor impose upon any Group Company, the Trustees, the Remuneration Committee or their respective agents and employees any liability for any forfeiture or termination of Share Rights which may result if that person’s employment is so terminated.

12.4	The cost of establishing and administering the Plan shall be apportioned by the Company between Group Companies in such manner and in such proportions as the Company having regard to the circumstances considers fair and reasonable.

12.5	A Participant may at any time renounce any Share Rights (in whole but not in part) by serving notice in writing on the Remuneration Committee of such intention. The renunciation shall be effective from the date of receipt of such notice by the Remuneration Committee.

12.6	The limitations in the Trusts in relation to the number of Shares which may be made available in respect of any employees’ share scheme adopted by the Company shall as appropriate apply to the Plan to the intent that the Company acknowledges that the Trustees of the Trusts may not in aggregate hold at any one time such number of the Company’s issued ordinary share capital as would exceed five per cent of the Company’s issued ordinary share capital.

13.	TERMINATION

No Share Rights may be granted under the Plan more than ten years after the initial adoption of the Plan but any rights of Participants then subsisting shall remain in force.

14.	GOVERNING LAW

These Rules shall be governed by and construed in accordance with English law.

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SCHEDULES*

SCHEDULE 1:	Letter of Grant
SCHEDULE 2:	Share Rights Certificate
SCHEDULE 2A:	Share Rights Certificate
SCHEDULE 3:	End of Measurement Period Letter - Partial Vesting
SCHEDULE 4:	Form of Confirmation of Entitlement
SCHEDULE 5:	Deferral Notice

*	Omitted.